SUB-ITEM 77D

The changes to investment policies described below reflect only changes to investment policies that appear (or appeared) in the Registrant's prospectus. Each Fund's investments were subject to applicable law and regulation. In addition, the changes below only reflect changes in investment policies and do not necessarily reflect the historical investments or investment strategies of a Fund.

1. Each series of the Trust may invest in any series of the iShares Trust and iShares, Inc. in excess of the limits set forth in Section 12(d)(1)(A) and
     (B) of the Investment Company Act of 1940, as amended, in accordance with the conditions and representations contained in the order obtained by iShares Trust and iShares, Inc. from the Securities and Exchange Commission dated April 15, 2003.